Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com
Bradley A. Haneberg (804) 771.5790 bahaneberg@kaufcan.com

February 14, 2012

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.
Registration Statement on Form S-1
Filed January 10, 2012
File No. 333-177262

Dear Mr. McTiernan:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated January 24, 2012, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed four redlined copies of the Registration Statement for your review.

Registration Statement on Form S-1

General

1.	We note your response to comment 1 of our letter dated November 8, 2011 in which you indicate that you have submitted copies of various graphics and photographs in .jpg format. We are unable to locate this material and we therefore reissue our prior comment. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Issuer acknowledges the comment, and as discussed with Staff, all graphics, maps, photographs, and related captions or other artwork including logos that the Issuer intends to use in the prospectus have been submitted to Staff via EDGAR.

2.	We note your response to comment 7 and your analysis regarding prior programs. Please provide us a summary of any equity financing used by Wheeler Interests in the last 10 years to fund property investments. The analysis should address, among other things, the investment rights of any third-party equity investors. We may have further comment.

The Issuer acknowledges the comment and based on discussions with Staff has chosen to revise the Registration Statement to include the information required by Item 8 of Industry Guide 5. The Issuer has included a narrative summary of the prior performance of Jon S. Wheeler and his affiliated entities on page 63 of the Registration Statement. The Issuer has also included the information required by Tables I-VI of Appendix II to Industry Guide 5.

3.	We note your response to comment 20 of our letter dated November 8, 2011 in which you indicate that the annualized rent does not reflect the impact of tenant concessions. Please replace or accompany your rent per leased square foot data with effective rent per leased square foot.

The Issuer acknowledges the comment and has revised its portfolio summary table to replace rent per leased square foot data with effective rent per leased square foot data.

Formation Transactions, page 5

4.	We have reviewed your response to comment 5. Please tell us, and disclose in your next amendment, how you determined that each of the 9 properties you will own after completion of the formation transactions is currently controlled by Jon Wheeler. The method by which Jon Wheeler controls each property is not clear. In your response, please provide additional details about the agreements referenced in your response, between Jon Wheeler and the Ownership Entities. Additionally, if there is a written agreement between the members obligating them to act together, please provide us with a copy of that agreement.

The Issuer acknowledges the comment and has revised the Registration Statement at page 102 to include the following summary disclosing how Jon S. Wheeler controls each of the properties in the initial portfolio:

•	DF I—Carrolton, LLC (“Carrolton”)
o	100% of the membership interests of DF I—Carrollton, LLC are owned by Development Fund I, LLC, which, as the sole Member of the member managed entity and, pursuant to Carrolton’s Operating Agreement, is vested with the authority to manage all of DF I—Carrollton, LLC’s assets and business. DF I Management, LLC is the sole Manager of Development Fund I, LLC and, as such, is vested with the complete power and authority for the management and operation of Development Fund I, LLC’s assets and business. Jon S. Wheeler is the sole Member and is the sole Manager of DF I Management, LLC and, as such, is vested with the complete power and authority for the management and operation of DF I Management, LLC’s business and affairs.
•	Northpointe Investors, LLC (“Northpointe”)
o	NIA Management, LLC is, pursuant to the Operating Agreement of Lynnhaven, the sole Manager of Northpointe and, as such, is vested with complete power and authority for the management and operation of the assets and business of Northpointe. The Lynnhaven Operating Agreement provides that the Manager may not be removed except by the affirmative vote of Members owning a super majority (more than 75% of company’s ownership interests) who have deemed the Manager to have committed an act of willful misconduct or gross negligence in the performance of its duties. Jon S. Wheeler is the sole Member and is the sole Manager of NIA Management, LLC and, as such, is vested with the complete power and authority for the management and operation of the assets and business of NIA Management, LLC. Woodside Capital, LLC, of which Jon S. Wheeler is the sole member and sole managing member, owns a 59.26% interest in Northpointe Investors, LLC.
•	Lynnhaven Parkway Associates, LLC (“Lynnhaven”)
o	LPA Management, LLC is, pursuant to the Operating Agreement of Lynnhaven, the sole Managing Member of Lynnhaven and, as such, is vested with complete power and authority for the operation and management of Lynnhaven’s assets and business. The Lynnhaven Operating Agreement provides that the Managing Member may not be removed except by the affirmative vote of Members owning a super majority (more than 75% of company’s ownership interests) who have deemed the Managing Member to have committed an act of willful misconduct or gross negligence in the performance of its duties. Boulevard Capital, LLC is the sole Member and is the sole Managing Member of LPA Management, LLC and, as such, is vested with the complete power and authority for the operation and management of LPA Management, LLC’s assets and business. Jon S. Wheeler is the sole Member and is the Sole Managing Member of Boulevard Capital, LLC and as such is vested with the complete power and authority for the operation and management of Boulevard Capital, LLC’s assets and business.
•	Lumber River Associates, LLC (“Lumber”)
o	Lumber River Management, LLC is, pursuant to the Operating Agreement of Lumber, the sole Managing Member of Lumber and, as such, is vested with complete power and authority for the operation and management of Lumber’s assets and business. The Lumber Operating Agreement provides that the Managing Member may not be removed except by the affirmative vote of Members owning a super majority (more than 75% of company’s ownership interests) who have deemed the Managing Member to have committed an act of willful misconduct or gross negligence in the performance of its duties. Plume Street Financial, LLC is the sole Member and the sole Managing Member of Lumber River Management, LLC and, as such is vested with the complete power and authority for the operation and management the assets and business of Lumber River Management, LLC. Jon S. Wheeler is the owner of 50% of the ownership interests of Plume Street Financial, LLC and is one of its two Managing Members (the other 50% is owned by Harrison J. Perrine and he is the other Managing Member). The Managing Member of Plume Street Financial, LLC are vested with the complete power and authority for the operation and control of the assets and business of Plume Street Financial, LLC.
•	Tuckernuck Associates, LLC (“Tuckernuck”)
o

Tuckernuck Management, LLC is, pursuant to the Operating Agreement of Tuckernuck, the sole Manager of Tuckernuck and, as such, is vested with complete power and authority for the operation and management of Tuckernuck’s assets and business. The Tuckernuck Operating Agreement provides that the Manager may not be removed except by the affirmative vote of Members owning a super majority (more than 75% of company’s ownership interests) who have deemed the Manager to have committed an act of willful misconduct or gross negligence in the performance of its duties. Plume Street Financial, LLC is the sole Manager of Tuckernuck Management, LLC and, as such, is vested with the complete power and authority for the operation and management the assets and business of Tuckernuck Management, LLC. Jon S. Wheeler is the owner of 50% of the ownership interests of Plume Street Financial, LLC and is one of its two managing members (the other 50% is owned by Harrison J. Perrine and he is the other Managing Member). The Managing Members of Plume Street Financial, LLC are vested with the complete power and authority for the operation and control of the assets and business of Plume Street Financial, LLC.
•	Perimeter Associates, LLC (“Perimeter”)
o	Perimeter Management, LLC is, pursuant to the Operating Agreement of Perimeter, the sole Managing Member of Perimeter and, as such, is vested with complete power and authority for the operation and management of Perimeter’s assets and business. The Operating Agreement provides that the Managing Preferred Member may not be removed except by the affirmative vote of the Preferred Members (those owning the 85% of the membership interests with respect to which an initial capital contribution was made), owning a super majority (more than 75% of company’s Preferred Member ownership interests) indicating that they have deemed the Managing Member to have committed an act of willful misconduct or gross negligence in the performance of its duties. Plume Street Financial, LLC is the sole Managing Member of Perimeter. Jon S. Wheeler is the owner of 50% of the ownership interests of Plume Street Financial, LLC and is one of its two Managing Members (the other 50% is owned by Harrison J. Perrine and he is the other Managing Member). The Managing Members of Plume Street Financial, LLC are vested with the complete power and authority for the operation and control of the assets and business of Plume Street Financial, LLC.
•	Riversedge Office Associates (“Riversedge”)
o	ROA Management, LLC is, pursuant to the Operating Agreement of Riversedge, the sole Manager of Riversedge and, as such, is vested with complete power and authority for the operation and management of Riversedge’s assets and business. The Riversedge Operating Agreement provides that the Managing Member may not be removed except by the affirmative vote of Members owning a super majority (more than 75% of company’s ownership interests) who have deemed the Managing Member to have committed an act of willful misconduct or gross negligence in the performance of its duties. Boulevard Capital, LLC is the sole Member and is the sole Managing Member of ROA Management, LLC and, as such, is vested with the complete power and authority for the operation and management of ROA Management, LLC’s assets and business. Jon S. Wheeler is the sole Member and is the sole Managing Member of Boulevard Capital, LLC and as such is vested with the complete power and authority for the operation and management of Boulevard Capital, LLC’s assets and business.
•	Walnut Hill Associates, LLC (“Walnut Hill”)
o

Walnut Hill Management, LLC is, pursuant to the Operating Agreement of Walnut Hill, the sole Manager of Walnut Hill and, as such, is vested with complete power and authority for the operation and management of Walnut Hill’s assets and business. The Walnut Hill Operating Agreement provides that the Managing Member may not be removed except by the affirmative vote of Members owning a super majority (more than 75% of company’s ownership interests) who have deemed the Managing Member to have committed an act of willful misconduct or gross negligence in the performance of its duties. Boulevard Capital, LLC is the sole Member and is the Sole Manager of Walnut Hill Management, LLC and, as such, is vested with the complete power and authority for the operation and management of Walnut Hill Management, LLC’s assets and business. Jon S. Wheeler is the sole Member and is the Sole Managing Member of Boulevard Capital, LLC and, as such, is vested with the complete power and authority for the operation and management of Boulevard Capital, LLC’s assets and business.
•	Mandarin Crossing Associates, LLC (“Mandarin”)
o	Mandarin Crossing Management, LLC is, pursuant to the Operating Agreement of Mandarin, the sole Managing Member of Mandarin and, as such, is vested with complete power and authority for the operation and management of Mandarin’s assets and business. The Mandarin Operating Agreement provides that the Managing Member may not be removed except by the affirmative vote of Members owning a super majority (more than 75% of company’s ownership interests) who have deemed the Managing Member to have committed an act of willful misconduct or gross negligence in the performance of its duties. Woodside Capital, LLC is the sole Manager of Mandarin Crossing Management, LLC and, as such, is vested with the complete power and authority to operate and manage Mandarin Crossing Management, LLC’s assets and business. Jon S. Wheeler is the sole Member and sole Managing Member of Woodside Capital, LLC and as such is vested with the complete power and authority for the operation and management of Woodside Capital, LLC’s assets and business.

5.	We have reviewed your response to comment 5. Please tell us how you have determined that the contingent consideration be paid or received for the Amscot Building, Monarch Bank and Riversedge North properties should be accounted for as equity, rather than a liability. We note that it appears the variable the contingent consideration will be determined by is the value of the asset, not the value of the units to be exchanged. Refer to ASC 805-30-35-1B and 480-10-25-14B.

The Issuer acknowledges the comment and has revised the discussion related to the potential adjustments at the Amscot Building, Monarch Bank and Riversedge North properties throughout the registration statement to clarify that any adjustment would solely be an adjustment to the number of common units exchanged for such properties rather than a re-pricing as previously suggested.

Distribution Policy, page 40

6.	Please provide us a copy of the contract pursuant to which Mr. Wheeler has agreed to subordinate his rights to distributions. Please advise us why you determined that the contract should not be filed as an exhibit.

The Issuer acknowledges the comment and will provide a copy of the subordination agreement to which Mr. Wheeler will subordinate his rights to distributions as exhibit 10.13 to the Registration Statement. The subordination agreement is currently being negotiated and will be submitted as exhibit 10.13 as soon as possible.

7.	Please substantially revise the distribution table to reflect the estimated cash available for distribution for the 12 month period after the date of the financial statements included in the registration statement. The table should be anchored by historical pro forma net income and should only include adjustments for which you are able to demonstrate a reasonable basis. In addition, please confirm the projected initial distribution includes the subordinated distribution, and please disclose that it assumes a 7% yield.

The Issuer acknowledges the comment and has revised the distribution table at page 40 to reflect the estimated cash available for distribution for the 12 month period after the date of the financial statements included in the Registration Statement. Additionally, the Issuer has noted in footnote 9 that the initial distribution is assumed at a rate of $0.42 per share, which would result in a 8% yield assuming an offering price at the mid-point of the range set forth in the Registration Statement.

Selected Financial Data, page 45

8.	Please include a cross-reference in footnote two to the discussion of FFO on page 52.

The Issuer acknowledges the Staff’s comment and has revised the Registration Statement to include the requested cross-reference to the discussion of FFO on page 52.

Management’s Discussion and Analysis of Financial Condition... page 46

Liquidity and Capital Resources, page 56

9.	Please provide all disclosures required by Item 10(b) of Regulation S-K for any projections. Additionally, please revise the name of the measure projected net operating income, as the measure excludes many items that are included in net operating income. If you choose to project a non-GAAP financial measure, please also include the disclosures required by Item 10(e) of Regulation S-K.

The Issuer acknowledges the comment and notes that in response to comment 10 below as well as comment 7 above, the Issuer has removed all such projections. As such, the information requested by this comment is no longer applicable.

Future Liquidity Needs, page 58

10.	Please remove the duplicated disclosure regarding your estimated distribution and include disclosure regarding your anticipated liquidity needs based on your acquisition strategy, existing property capital expenditure plans, anticipated debt principal and interest payments, and other anticipated cash needs.

The Issuer acknowledges the comment and has revised the “Future Liquidity Needs” section of the Registration Statement to remove the duplicate disclosure and to include disclosure regarding anticipated liquidity needs based on its acquisition strategy, existing property capital expenditure plans, anticipated debt principal and interest payments, and other anticipated cash needs.

Recent Leasing Activity, page 79

11.	Please quantify the weighted average lease spreads on renewals.

The Issuer acknowledges the comment and has revised the disclosure at page 79 to quantify the weighted average lease spreads upon renewals.

1. Basis of Presentation, page F-4

12.	Please revise your pro forma financial statements to reflect only the minimum offering scenario, as you are conducting a best-efforts offering.

The Issuer acknowledges the comment and has revised its pro forma financial statements to reflect only the minimum offering scenario

2. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2011, page F-4

13.	Please tell us why the conversion of 126,250 shares of preferred stock to common stock will generate $505,000 in cash. We note from page 57 that you received $505,000 on September 4, 2011, from the sale of these preferred shares.

The Issuer acknowledges the comment and notes that the $505,000 cash entry from conversion of preferred stock was inadvertently included by mistake. The Issuer has revised the Registration Statement accordingly.

Item 33. Recent Sales of Unregistered Securities, page II-1

14.	Please include the private placement of warrants that will occur in connection with this offering.

The Issuer acknowledges the comment and notes that the shares underlying the warrants will be registered along with the common stock being offered in this offering. The Issuer has revised the calculation of registration fee table to reflect the registration of the shares underlying the warrants.

Exhibit 5

15.	Assumption #5 in both the legal and tax opinions is too broad. Please direct counsel to revise the assumption to specify a particular provision(s) of the charter.

The Issuer acknowledges the comment and has directed counsel to revise its opinions to specifically reference Article XI of the charter in assumption #5. Copies of the revised opinions are enclosed herewith.

Exhibit 8

16.	Please direct counsel to revise the penultimate paragraph to remove the language stating that the opinion is “solely” for the use of the addressee, as this suggests that it may not be relied upon by investors in the offering.

The Issuer acknowledges the comment and has directed counsel to remove the referenced language. A copy of the revised opinion is enclosed herewith.

The Issuer is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response to the Registration Statement on Form S-11/A.

Should you have any questions with respect to the above response, please contact me.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg

Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com

                         , 2012

Wheeler Real Estate Investment Trust, Inc.

Riversedge North

2529 Virginia Beach Blvd., Suite 200

Virginia Beach, Virginia 23452

Re:	Registration Statement on Form S-11
Commission File No. 333-177262

Ladies and Gentlemen:

We have served as Maryland counsel to Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to 4,000,000 shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), in an underwritten initial public offering of the Common Stock covered by the above-referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the prospectus included therein, in the form in which it was transmitted to the Commission under the Securities Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of                         ;

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Wheeler Real Estate Investment Trust, Inc.

                        , 2011

5. Resolutions adopted by the Board of Directors of the Company (the “Board”) or a duly authorized committee thereof relating to, among other matters, the registration and issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VI of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Shares has been duly authorized and, when and if delivered against payment therefor in accordance with the Registration Statement, the Resolutions and any other resolutions adopted by the Board or a duly authorized committee thereof relating thereto, the Shares will be validly issued, fully paid and nonassessable.

Wheeler Real Estate Investment Trust, Inc.

                        , 2011

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

Kaufman & Canoles, P.C.

Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com

                         , 2012

Wheeler Real Estate Investment Trust, Inc.

Riversedge North

2529 Virginia Beach Blvd., Suite 200

Virginia Beach, Virginia 23452

Re:	Registration Statement on Form S-11
Commission File No. 333-177262

Ladies and Gentlemen:

We have served as counsel to Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), in connection with the registration of up to 4,000,000 shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), in an underwritten initial public offering of the Common Stock covered by the above-referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

You have requested our opinion regarding whether the Company’s organization and contemplated method of operations are such as to enable it to qualify as a real estate investment trust (“REIT”) pursuant to sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), for its 2012 taxable year and subsequent taxable years.1

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the prospectus included therein, in the form in which it was transmitted to the Commission under the Securities Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

[1]	Unless otherwise stated, all section references herein are to the Code.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Wheeler Real Estate Investment Trust, Inc.

                        , 2012

3. The bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of _________________;

5. Resolutions adopted by the Board of Directors of the Company (the “Board”) or a duly authorized committee thereof relating to, among other matters, the registration and issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VI of the Charter.

We have further assumed that during the Company’s 2012 taxable year and subsequent taxable years, the Company will conduct its affairs in a manner that will make the representations set forth below true for such years; and that the Company will not make any amendments to its organizational documents after the date of this opinion that would affect the Company’s qualification as a REIT for any taxable year.

Wheeler Real Estate Investment Trust, Inc.

                        , 2012

The opinion set forth herein is premised on and conditioned on certain representations made by an officer of the Company as to relevant factual matters and covenants as to future operations dated as of the date hereof (the “Officer’s Certificate”). Further the opinion is based on the assumption that the Company will meet certain asset, income and distribution requirements applicable to REITs, and that if the Company were ultimately found not to have met the REIT distribution requirements for any taxable year, such failure was due to reasonable cause and not due to willful neglect. In addition, for the purposes of rendering this opinion, we have not made an independent investigation or reached independent conclusions as to the assumptions that we have made or of the facts set forth in any of the aforementioned documents, including, without limitation, the Registration Statement and the Officer’s Certificate.

Based upon the foregoing and the representations set forth above, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. the Company’s organization and proposed method of operation are such that (i) commencing with its taxable year ending December 31, 2012, the Company will qualify as a REIT, and (ii) they will enable the Company to continue to qualify as a REIT for its subsequent taxable years; and

2. the statements set forth in the Registration Statement under the caption “Federal Income Tax Considerations,” insofar as they purport to describe or summarize United States federal income tax law and regulations, constitute accurate descriptions or summaries in all material respects.

The ability of the Company to qualify as a REIT for will depend on future events, some of which are not within the control of the Company. Additionally, it is not possible to predict whether the statements, representations, warranties or assumptions on which we have relied to issue this opinion will continue to be accurate in the future. We will not review the Company’s compliance with the Documents or assumptions, or the representations set forth above. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT.

The foregoing opinion is based on current provisions of the Code and Treasury Regulations promulgated thereunder, published administrative interpretations thereof, and published court decisions, any of which may be changed at any time, possibly with retroactive effect (collectively “Law”). The Internal Revenue Service has not yet issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the Law will not change in a way that will prevent the Company from qualifying as a REIT or that the Internal Revenue Service will not disagree with this opinion.

This opinion is limited to the federal tax laws of the United States of America and is expressed as of the date hereof. The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. This opinion is further limited in that it does not purport to opine on the federal income tax consequences that may result to the extent that any of the representations or assumptions contained in this opinion are not true or there has been an adverse change in the Law. This opinion represents our best legal

Wheeler Real Estate Investment Trust, Inc.

                        , 2012

judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court considering the issues. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

Kaufman & Canoles, P.C.